FOIA Confidential Treatment Request
Pursuant to Rule 83 by CNOOC Limited

May 21, 2007

Ms. Jill S. Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
USA

Re:	CNOOC Limited
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 26, 2006
Comment Letter Dated March 27, 2007
File No. 1-14966

Dear Ms. Davis:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated March 27, 2007 with respect to the Form 20-F for the fiscal year ended December 31, 2005 of CNOOC Limited (the “Company”), which was filed on June 26, 2006 (the “2005 20-F”).  The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.	We note your response to prior comment two and may have further comment.

Please see the discussion under “Risk Factor” in our response to comment four below.

2.
We note your response to prior comments two and four.  Please advise us of any indirect contacts you have with the sanctioned countries by virtue of your controlling shareholder’s existing or proposed activities there.  For example,

2007.05.21.1

FOIA Confidential Treatment Request
Pursuant to Rule 83 by CNOOC Limited
Ms. Jill Davis Securities and Exchange Commission May 21, 2007

your response should describe, to the best of your knowledge, any CNOOC PRC activities, existing or planned, associated with the sanctioned countries.  You should also address any dividends, loans or other payments to CNOOC PRC that you know have been used or that may be used to fund operations in Iran, Syria or Sudan.  Advise us whether the terms of any relevant agreements or understandings would prohibit CNOOC PRC from using dividends or other payments received from you to fund operations associated with Iran, Syria or Sudan.  In addition, advise us of any shared directors, officers or persons that you employ who are also engaged in activities associated with CNOOC PRC and Iran, Syria or Sudan.

As discussed in our response letter of February 12, 2007, CNOOC Limited is a limited liability company organized under the laws of Hong Kong. Its controlling shareholder, China National Offshore Oil Corporation, a state-owned enterprise of the People’s Republic of China (“CNOOC PRC”), owns 66.41% of CNOOC Limited, and the remaining 33.59% is owned by public shareholders. CNOOC PRC holds controlling interests in three other publicly-listed companies, as well as a number of other companies that are not publicly listed.

While we have provided information below responding to the Staff’s request, we strongly disagree with the assertion that the business activities of corporations outside the control or supervision of CNOOC Limited constitute “contacts” of CNOOC Limited (whether characterized by the Staff as “direct” or “indirect”) with those corporations’ business partners or the countries in which they operate, and believe this assertion is fundamentally at odds with basic principles of corporation law, whether in Hong Kong or the United States.

We advise the Staff that, as discussed in our letter of February 12, 2007, CNOOC Limited and CNOOC PRC are separate companies, and CNOOC Limited does not and cannot speak on behalf of CNOOC PRC. In addition, CNOOC PRC has not authorized the Company to disclose any information relating to CNOOC PRC that is not otherwise public.

To the best of our knowledge, the only activities of CNOOC PRC or its affiliates in Iran, Sudan or Syria are certain oil field services provided in Iran by China Oilfield Services Ltd. (“COSL”), a company majority-owned by

2007.05.21.2

FOIA Confidential Treatment Request
Pursuant to Rule 83 by CNOOC Limited
Ms. Jill Davis Securities and Exchange Commission May 21, 2007

CNOOC PRC and listed on the Hong Kong Stock Exchange. As disclosed in COSL’s 2006 Annual Report, COSL provides these services in Iran under a contract with Iran Northern Drilling Company for rig management, repairs and maintenance services for the Alborz semi-submersible rig in Lot 6 of the Caspian Sea. The contract has a term of three years with a total value of approximately US$33 million. With respect to the North Pars natural gas field project reported in the press, we understand that no definitive agreement has been entered into. For your convenience, we have attached as Appendix A copies of Wall Street Journal articles from January 12, 2007 and December 22, 2006, which we previously included as an appendix to our response letter of February 12, 2007.

Since the public listing of its shares, CNOOC Limited has paid regular cash dividends to its shareholders (including CNOOC PRC).  We are not aware that any dividends paid to CNOOC PRC have been directly used to fund operations in Iran or any other designated country.  There are no agreements between CNOOC Limited and CNOOC PRC (or any other shareholder) that would restrict the use of such dividends for any purpose.  Indeed, we believe it would be exceedingly unusual for a company to impose limitations on how a shareholder could use any cash received as a dividend.  As a result, we do not believe that investors would be surprised or concerned about the absence of restrictions on CNOOC PRC’s use of dividends paid to it by the Company.

There are no outstanding loans from CNOOC Limited to CNOOC PRC.

CNOOC Limited regularly enters into certain transactions with related parties, including CNOOC PRC and its affiliates.  Please see pages 104 through 113 of the 2005 20-F for a description of these transactions.  These ongoing transactions are conducted in the ordinary and usual course of business and have been approved by our independent shareholders.  Although there are no restrictions on how CNOOC PRC or its affiliates may use any cash paid to them pursuant to any of such related party transactions, we are not aware that any payments CNOOC Limited has made to CNOOC PRC or its affiliates have been directly used to fund operations in any designated country.

[** Paragraph Redacted **]

2007.05.21.3

FOIA Confidential Treatment Request
Pursuant to Rule 83 by CNOOC Limited
Ms. Jill Davis Securities and Exchange Commission May 21, 2007

3.
We note your response to prior comment three.  Please expand your response to address the potential reputational risk associated with your controlling shareholder’s existing or planned contacts with the sanctioned countries.  In this regard, we note that “CNOOC Limited” may have been erroneously mentioned in media reports as “CNOOC PRC.”

Although we believe that CNOOC PRC’s contacts with Iran are not material to CNOOC Limited and would not be considered as such by a reasonable investor, we are prepared to add a risk factor to the Company’s Form 20-F for the fiscal year ended December 31, 2006 to be filed in June 2007.  Please see our response to comment four below.

For the reasons discussed below, we do not believe that the activities of CNOOC PRC and its affiliates constitute a material investment risk to our shareholders.

(a)  The contacts between CNOOC PRC and its subsidiary COSL and Iran are a matter of public knowledge, and the media reports and other public disclosures of these contacts have not, to our knowledge, had a negative impact on the Company’s share value or reputation.  As the Staff noted in its comment letter of January 11, 2007 and we discussed in our response letter of February 12, 2007, the possible agreement by CNOOC PRC related to Iran’s North Pars natural gas field has been the subject of news reports.  In addition, COSL’s oil field services activities (discussed above) have already been disclosed in CNOOC PRC’s 2005 Annual Report and by COSL in its 2006 Annual Report, in press releases and on its website.

(b)  Despite these media reports and public disclosures, the Company has not received any significant inquiries from its shareholders or the general public about its affiliates’ contacts with Iran.  In fact, we have seen no indication that either the United States holders of CNOOC Limited’s shares (who constitute a very small percentage of our total shareholders, as discussed below) or our shareholders outside the United States are concerned about this issue.  Further, we believe that investors in CNOOC Limited would likely expect a foreign oil company such as CNOOC PRC to operate throughout the world and would not consider it unusual that CNOOC PRC or its affiliates may conduct business in Iran.

2007.05.21.4

FOIA Confidential Treatment Request
Pursuant to Rule 83 by CNOOC Limited
Ms. Jill Davis Securities and Exchange Commission May 21, 2007

(c) From May 2006 to April 2007, the month-end percentage of the total outstanding shares of CNOOC Limited that traded in the form of American Depositary Shares (ADSs) in the United States on the New York Stock Exchange ranged from 2.0% to 4.2%. Even if a number of the Company’s U.S. shareholders were to sell their holdings in the Company (whether for reasons related to contacts of CNOOC PRC or its affiliates with Iran or for any other reasons), such sales would be unlikely to have a material effect on the stock price of CNOOC Limited.

(d) In assessing the risk to our investors presented by CNOOC PRC’s activities, we have considered the fact that the Company does not restrict the use of dividends or other payments made by the Company to CNOOC PRC and its affiliates, and we do not believe that the lack of any such restrictions is likely to have a negative effect on the Company’s reputation. Please see the discussion of dividends in our response to comment two above.

As a result in part of the foregoing, we believe that any possible reputational risk associated with CNOOC PRC’s potential contacts with Iran is not material to our shareholders.

4.
Please also expand your response to prior comment three to provide a materiality analysis addressing materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision.  We refer you to the state initiatives identified in prior comment three; the investor sentiment evidenced by such initiatives and other shareholder actions; and any relevant actions by investors with respect to your shares of which you are aware.

Although we are aware of the sentiment evidenced by the state initiatives referred to above, the existence of these initiatives does not alter our conclusion that the contacts of CNOOC PRC and its affiliates with Iran do not present a material investment risk to our shareholders.

(a)  We are not aware of any relevant actions by investors with respect to shares of the Company.

(b)  In addition, we note that a number of the state statutes and university policies referred to relate only to companies that do business in or with

2007.05.21.5

FOIA Confidential Treatment Request
Pursuant to Rule 83 by CNOOC Limited
Ms. Jill Davis Securities and Exchange Commission May 21, 2007

 Sudan. As noted above in our response to comment two, we do not have and, to the best of our knowledge, neither CNOOC PRC nor any of its affiliates have, any business activities in or with Sudan.

Risk Factor

Notwithstanding our belief that the contacts of CNOOC PRC and its subsidiary COSL with Iran do not constitute contacts of, or a material investment risk for investors in, CNOOC Limited, in order to address the concerns raised by the Staff in its comment letters, we are prepared, as discussed in our letter of February 12, 2007, to insert a risk factor into CNOOC Limited’s Form 20-F for the fiscal year ended December 31, 2006 to be filed in June 2007.  The draft language is as follows:

Our controlling shareholder, China National Offshore Oil Corporation, or its affiliates may enter into activities in certain countries that are the subject of U.S. sanctions, which could result in negative media and investor attention.

CNOOC PRC owns 66.41% of CNOOC Limited, and is therefore our controlling shareholder.  Although CNOOC Limited does not engage in any activities in countries that are the subject of U.S. economic sanctions, CNOOC PRC or its affiliates may from time to time engage in such activities.

We cannot predict the interpretation or implementation of U.S. government policy under the Iran Sanctions Act or other relevant measures with respect to any current or future activities by CNOOC PRC or its affiliates in Iran or other countries that are the subject of U.S. sanctions.  It is possible that the United States could subject CNOOC PRC to sanctions due to these activities.

It is possible that as a result of activities by CNOOC PRC or its affiliates in these countries, CNOOC Limited may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company.  Nonetheless, if such events were to occur, we do not believe that enforcement of U.S. sanctions (including the imposition of the maximum sanctions under the

2007.05.21.6

FOIA Confidential Treatment Request
Pursuant to Rule 83 by CNOOC Limited
Ms. Jill Davis Securities and Exchange Commission May 21, 2007

current law and regulations on CNOOC PRC) would have a material adverse effect on our results of operations or financial condition.

5.	Please provide the representations requested in the closing paragraphs of our previous letter.

In providing the above responses, and in response to the Staff’s request, we hereby acknowledge that:

•	CNOOC Limited is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CNOOC Limited may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

2007.05.21.7

FOIA Confidential Treatment Request
Pursuant to Rule 83 by CNOOC Limited
Ms. Jill Davis Securities and Exchange Commission May 21, 2007

Should you have any questions regarding the foregoing or require additional information, please do not hesitate to contact me at fax number (86-10) 8452-1309 or email address at yanghua@cnooc.com.cn, or Jeffrey Small of Davis Polk & Wardwell at telephone number (212) 450-4500 or email address at jeffrey.small@dpw.com.  Thank you very much for your assistance.

Sincerely,

By:
Name:	Yang Hua
Title:	Executive Director, Executive Vice President and Chief Financial Officer

cc:           James Lopez, Securities and Exchange Commission
Jeffrey Small, Davis Polk & Wardwell
Show-Mao Chen, Davis Polk & Wardwell

2007.05.21.8

FOIA Confidential Treatment Request
Pursuant to Rule 83 by CNOOC Limited

APPENDIX A

January 12, 2007

Moves to Stymie Iran Strain U.S.-China Ties

By SHAI OSTER
January 12, 2007; Page A4

BEIJING -- China and the U.S. are at loggerheads over the widening American clampdown on Iran’s international business dealings, as Beijing told Washington not to interfere in a possible multibillion-dollar natural-gas deal between Iran and China’s biggest offshore oil company.

“We think this kind of cooperation and relationship is legitimate. Normal cooperation should not be interfered” with, Chinese Foreign Ministry spokesman Liu Jianchao said at a news conference. He said China believes the U.S. is interfering in Beijing’s relationship with Iran.

The U.S. expressed its concerns last month after Iranian officials said China National Offshore Oil Corp., parent of Cnooc Ltd., had sealed a deal to develop Iran’s Northern Pars natural-gas field. Such a deal could undermine U.S.-led efforts to isolate Iran for refusing to abandon its nuclear program. The United Nations Security Council recently authorized tougher sanctions in a bid to persuade Iran to stop producing enriched uranium, which can be used for nuclear-power reactors -- as Tehran insists is its goal -- or for bombs.

“We think this is a particularly bad time to be initiating major new commercial deals with Iran,” said Susan Stevenson, spokeswoman for the U.S. Embassy in Beijing.

The U.S. also is pushing on other fronts to isolate Iran’s economy. Germany’s Commerzbank AG said recently it will stop handling U.S.-dollar transactions for Iran at the bank’s New York branch by Jan. 31. The U.S. Treasury Department this month named Iran’s Bank Sepah and its subsidiaries as weapons proliferators and barred banks operating in the U.S. from handling any transactions on their behalf.

Iran, meanwhile, is reaching out to Asian investors as the U.S. noose tightens. The Iranian government this week announced that state energy giant National Iranian Oil Co. signed a $20 billion memorandum of understanding with Malaysia’s SKS Ventures on the development of the offshore Golshan and Ferdows gas fields in the Persian Gulf.

Liu Junshan, a spokesman for China National Offshore Oil, said yesterday negotiations with Iran continue. Iranian officials had put the value of a deal at $16 billion.

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Pursuant to Rule 83 by CNOOC Limited

Moves to Stymie Iran Strain U.S.-China Ties – WSJ.com	Page 2 of 2

China’s two other main state-owned energy companies, China National Petroleum Corp., parent of listed PetroChina Corp., and China Petrochemical Corp. parent of listed Sinopec Corp., are also in talks to develop oil or natural-gas fields in Iran.

Western oil companies including Anglo-Dutch Royal Dutch Shell PLC and France’s Total SA have invested in Iran’s energy sector, but U.S. sanctions have stymied development of those projects.

China’s soaring energy needs, coupled with stagnating domestic oil and gas production, have forced it to rely on more imports. It is now the world’s second-biggest consumer of oil, after the U.S.

But China’s growing dependency on imported oil and gas frequently has put it at odds with U.S. foreign policy in countries such as Sudan or Iran.

Iran, which has some of the world’s largest gas reserves, has been unable to develop most of its fields -- or to build terminals to ship liquefied natural gas -- because of diplomatic pressure on potential foreign partners and because of differences with possible partners over pricing.

Write to Shai Oster at shai.oster@dowjones.com1

URL for this article:
http://online.wsj.com/article/SB116851405685873756.html

Hyperlinks in this Article:
(1) mailto:shai.oster@dowjones.com

Copyright 2007 Dow Jones & Company, Inc. All Rights Reserved

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For non-personal use or to order multiple copies, please contact Dow Jones
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2007.05.21.10

FOIA Confidential Treatment Request
Pursuant to Rule 83 by CNOOC Limited

December 22, 2006

China May Hit Bumps in Quest For Iranian Gas

By SHAI OSTER
December 22, 2006; Page A10

BEIJING -- Chinese oil companies are courting Iran for supplies of liquefied natural gas, but U.S. sanctions on Iran and a global shortage of skilled workers pose a major challenge to any deals.

State-owned China National Offshore Oil Corp., the country’s largest offshore oil producer, said yesterday it is in talks to purchase liquefied natural gas, or LNG, from Iran’s state-owned oil company. A spokesman for China National Offshore, parent of New York- and Hong Kong-listed Cnooc Ltd., declined to say what stage those talks are in and didn’t confirm statements Wednesday from Iranian state-run media and two Iranian oil officials that the two sides had already signed a $16 billion deal for LNG from Iran’s North Pars gas field.

The talks, and possible deal, are the latest indication of China’s growing energy ties with Iran, which already supplies China with oil.

That developing relationship could further complicate U.S.-led efforts to stymie Iran’s nuclear ambitions. While Iran says it wants only to develop nuclear power for civilian use, the U.S. and others fear that the nuclear program will be used for weapons. Some in Washington worry that China, which holds a permanent seat on the United Nations Security Council, is impeding efforts to employ tougher international sanctions on Iran because of its growing reliance on Iranian energy imports.

Nevertheless, analysts say that existing U.S. sanctions could make it very difficult for Iran to realize any LNG ambitions, with or without China’s help. Producing LNG requires construction of costly and complex terminals to cool natural gas into a liquid and load it onto special tankers. Most of the companies capable of handling these difficult engineering projects are based either in the U.S. or allied countries and would be reluctant to defy U.S. restrictions and fly in the face of U.S. diplomatic efforts.

Iran, which has the world’s second-largest gas reserves, hasn’t been able to develop some two-thirds of its fields or to build any LNG terminals. Negotiations for projects have dragged on for years over differences on pricing, too.

In addition, there is a global crunch on qualified workers to build these projects, and rising steel prices have delayed other LNG projects around the world. This

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Pursuant to Rule 83 by CNOOC Limited

Moves to Stymie Iran Strain U.S.-China Ties – WSJ.com	Page 2 of 2

month, for example, Chevron Corp. said it would delay an investment decision on its $8.6 billion-plus Gorgon LNG project in Australia for at least six months.

News of the LNG talks between China National Offshore and Iran follows other Sino-Iranian energy deals. PetroChina Co., China’s largest integrated oil company and a unit of state-owned China National Petroleum Corp., said recently it had signed a deal to buy LNG from an Iranian field where French giant Total SA has a stake. Sinopec Group, China’s second-largest oil company by output and parent of listed Sinopec Corp., is also in talks with Iran to buy LNG.

— Renya Peng in Beijing, and Sally Jones and Spencer Swartz in London contributed to this article.

Write to Shai Oster at shai.oster@dowjones.com1
URL for this article:

http://online.wsj.com/article/SB116672860374556927.html
Hyperlinks in this Article:

(1) mailto:shai.oster@dowjones.com

Copyright 2007 Dow Jones & Company, Inc. All Rights Reserved

This copy is for your personal, non-commercial use only. Distribution and use of this material are governed by our Subscriber Agreement and by copyright law.
For non-personal use or to order multiple copies, please contact Dow Jones
Reprints at 1-800-843-0008 or visit www.djreprints.com.

2007.05.21.12